Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Number 333-223639

Ford Motor Credit Company LLC

Final Term Sheet

4.063% Notes due 2024

4.063% Notes due 2024

Issuer:	Ford Motor Credit Company LLC

Trade Date:	October 29, 2019

Settlement Date:	November 1, 2019 (T+3)

Stated Maturity:	November 1, 2024

Principal Amount:	$1,500,000,000

Interest Rate:	4.063%

Benchmark Treasury:	1.500% due October 31, 2024

Benchmark Treasury Yield and Price:	1.663%; 99-07

Spread to Benchmark Treasury:	+240 basis points

Yield to Maturity:	4.063%

Price to Public:	100.000% of principal amount plus accrued interest from the Settlement Date

Underwriting Discount:	0.350%

Net Proceeds (Before Expenses) to Issuer:	$1,494,750,000 (99.650%)

Interest Payment Dates:	Semi-annually on each May 1 and November 1, beginning May 1, 2020

Redemption Provision:

The Notes may be redeemed, in whole or in part, on or after October 1, 2024, the date that is one month prior to the maturity date at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to the redemption date.

Joint Book-Running Managers:	Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Mizuho Securities USA LLC NatWest Markets Securities Inc. BofA Securities, Inc.

Deutsche Bank Securities Inc. TD Securities (USA) LLC

Co-Managers:	Santander Investment Securities Inc. Scotia Capital (USA) Inc.

CUSIP/ISIN:	345397 ZX4 / US345397ZX44

It is expected that delivery of the Notes will be made against payment therefor on or about November 1, 2019, which will be the third business day following the date of pricing of the Notes (such settlement cycle being referred to herein as “T+3”). Under Rule 15c6-1 pursuant to the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade those Notes on the date of pricing should consult their own advisor.

The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement (or, if available, the prospectus supplement) if you request it by calling Goldman Sachs & Co. LLC at 1-866-471-2526, J.P. Morgan Securities LLC at 1-212-834-4533, Mizuho Securities USA LLC at 1-866-271-7403 and NatWest Markets Securities Inc. at 1-203-897-6166.